December 19, 2012
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Martin F. James, Senior Assistant Chief Accountant

Re:	Vishay Intertechnology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012
Form 10-Q for the Quarterly Period Ended September 29, 2012
Filed October 30, 2012
 File No. 1-07416

Dear Mr. James:
This letter sets forth the response of Vishay Intertechnology, Inc. ("Vishay" or the "Company") to the comment letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), dated December 12, 2012, regarding the Company's Form 10-K for the fiscal year ended December 31, 2011 (the "Form 10-K") and Form 10-Q for the quarterly period ended September 29, 2012 (the "Form 10-Q").  For your convenience, we have incorporated the Staff's comments into this response letter below, and the Company's responses thereto are set forth after the comments.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, Cash, Cash Equivalents and Short-Term Investments, page F-12

1.
Your response notes that the short-term investments consist of time deposits with financial institutions and you believe that these investments are not securities under FASB ASC 320. We note from the definition of debt security referenced in FASB ASC 320-10-05 that a debt security includes any security representing a creditor relationship with an entity. Please explain why you believe your investments are not included in the scope of FASB ASC 320 as debt securities. Refer to FASB ASC 320-10-05 and 10-15. Also, explain the type of the investments if they are not debt securities and cite the accounting literature upon which you relied.

Response:  The Company acknowledges that its short-term investments, which are comprised of time deposits with financial institutions whose original maturity exceed three months, represent debt securities, as defined in the FASB ASC Topic 320.

The Company's previous response was unclear and should have stated that the Company believes that these investments are not within those classifications of securities described in ASC 320 which are measured at fair value (i.e., not "trading" or "available for sale"), but rather are held-to-maturity securities reported at amortized cost.
Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

2.
To the extent that these short-term investments are debt securities and accounted for under FASB ASC 320, please tell us how you have classified these investments and why. For example, please explain whether these investments are held-to-maturity investments that are accounted for at amortized cost and, if so, whether the company has the positive intent and ability to hold those securities to maturity. Refer to FASB ASC 320-10-25-1(c) through 25-18.

Response:  The Company has classified its short-term investments as held-to-maturity investments in accordance with FASB ASC 320.

The Company has the positive intent and ability to hold these securities to maturity. This intent and ability has been demonstrated by the Company holding all investments to maturity in the past twenty-two months since the Company began investing a portion of its excess cash in these securities.  The Company intends to continue to hold these investments until maturity, and believes it will continue to have the ability to do so, based on forecasted cash needs.  Accordingly, these held-to-maturity investments are accounted for at amortized cost in accordance with FASB ASC Topic 320.

3.
Further, if the short-term investments are debt securities accounted for under FASB ASC 320, you should provide the disclosures required by FASB ASC 320-10-50 in future filings. Please also provide us with a sample of your proposed disclosure.

Response:  The Company acknowledges the Staff's comment and will provide the disclosures required by FASB ASC Section 320-10-50 in its future filings.  Please see Annex A for a sample of our proposed disclosure.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 1. Basis of Presentation, page 12

4.
Please tell us how you considered FASB ASC 825-10-50-10 and the adoption of ASU 2011-4 in your disclosures in Note 12 related to your cash and cash equivalents and short-term investments. We note the disclosure on page 34 that these investments approximate their fair values but this disclosure does not appear to meet the requirements of FASB ASC 825-50-10(b) and (d).

Response:  The Company estimates the fair value of its cash, cash equivalents, and short-term investments using level 2 inputs.  Based on the then-current interest rates for similar investments with comparable credit risk and time to maturity, the fair value of the Company's cash, cash equivalents, and short-term investments have approximated their stated values.  The Company will provide these disclosures in future filings to meet the requirements of FASB ASC Paragraphs 825-10-50-10(b) and (d).

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (610) 644-1300 with any questions or further comments you may have regarding this letter or if you wish to discuss the above response.
Sincerely,

/s/ Lori Lipcaman
Lori Lipcaman
Executive Vice President
Chief Financial Officer
Vishay Intertechnology, Inc.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS

ANNEX A

Sample disclosure to be included in Fair Value Measurements Note to financial statements in future filings:

The Company's short-term investments have maturities that exceed 90 days from the date of acquisition; however they all mature within one year from the respective balance sheet date.  The short-term investments are accounted for as held-to-maturity debt instruments, at amortized cost, which approximates their fair value.  The investments are funded with excess cash not expected to be needed for operations prior to maturity; therefore, the Company believes it has the intent and ability to hold the short-term investments until maturity.  At each reporting date, the Company performs an evaluation to determine if any unrealized losses are other-than-temporary.  No other-than-temporary impairments have been recognized on these securities, and there are no unrecognized holding gains or losses for these securities during the periods presented.  There have been no transfers to or from the held-to-maturity classification.  All decreases in the account balance are due to returns of principal at the securities' maturity dates.  Interest on the securities is recognized as interest income when earned.

Vishay Intertechnology, Inc
Corporate Headquarters  63 Lancaster Ave., Malvern PA 19355-2143 U.S.A.   Phone (610) 644-1300  Fax (610) 644-5812  www.vishay.com
ONE OF THE WORLD'S LARGEST MANUFACTURERS OF DISCRETE SEMICONDUCTORS AND PASSIVE COMPONENTS